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                              July 21, 2023

       Junling Liu
       Chief Executive Officer
       111, Inc.
       3-5/F, No. 295 Zu Chong Zhi Road,
       Pudong New Area
       Shanghai, 201203
       The People   s Republic of China

                                                        Re: 111, Inc.
                                                            Form 20-F for the
Year Ended December 31, 2022
                                                            Filed April 28,
2023
                                                            File No. 001-38639

       Dear Junling Liu:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 149

   1. We note your statement that you reviewed your register of members and public filings made by your
shareholders in connection with your required submission under paragraph
                                                        (a). Please
supplementally describe any additional materials that were reviewed and tell us whether you relied upon
any legal opinions or third party certifications such as affidavits as the basis for your
submission. In your response, please provide a similarly detailed discussion of the
materials reviewed and legal opinions or third party certifications relied upon in connection with
the required disclosures under paragraphs (b)(2) and (3).
 Junling Liu
FirstName
111, Inc. LastNameJunling Liu
Comapany
July       Name111, Inc.
     21, 2023
July 21,
Page  2 2023 Page 2
FirstName LastName
2.       We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and
(b)(4) are provided
         for you and your    material operating entities.    Please note that
Item 16I(b) requires that
         you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures, and does not contemplate limiting the disclosure.
             With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
             With respect to (b)(3) and (b)(4), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.
3. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
         instance, please tell us how the board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
4. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
         language that such disclosure is    to our best knowledge.    Please
supplementally confirm
         without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese
         Communist Party.
5.       We note that your disclosure pursuant to Item 16I(b)(5) refers to
our company.    It is
         unclear from the context of your disclosures pursuant to Item 16I(b) whether terms such as this are meant to encompass you and all of your consolidated foreign operating entities or whether in some instances these terms refer solely to 111, Inc. Please note that Item
         16I(b) requires that you provide each disclosure for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. To clarify this matter, please provide the information required by Item 16I(b)(5) for you and all of your consolidated foreign operating entities in your supplemental response.
 Junling Liu
FirstName
111, Inc. LastNameJunling Liu
Comapany
July       Name111, Inc.
     21, 2023
July 21,
Page  3 2023 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kyle Wiley at (202) 344-5791 or Jennifer Thompson at
(202) 551-3737
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program
cc:      Kevin Zhang